

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2013

Via E-mail
B. Luke Weil
Chief Executive Officer
Andina Acquisition Corporation
Carrera 10 No. 28-49
Torre A. Oficina 20-05
Bogota, Colombia

> **Re:** **Andina Acquisition Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 30, 2013**
> **File No. 001-35436**

Dear Mr. Weil:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that Tecnoglass Holdings shareholders will receive 17,525,000 ordinary shares of Andina upon closing of the merger and an additional 3 million ordinary shares to be released after closing based on the achievement of specified targets. Please provide us with your analysis of why your issuance of ordinary shares does not require registration under the Securities Act of 1933.

2. Please disclose and discuss how you will account for the reorganization of Tecnoglass and ES into Tecnoglass Holdings. Please address whether there is a related party relationship and how that will impact the reorganization.

3. To the extent that this merger is approved and consummated, please confirm that you will file an Item 4.01 8-K to disclose a change in accountants as required by Item 304 of Regulation S-K.

4. Please disclose what your fiscal year end will be upon completion of the merger.

5. We note your disclosure on page 100 that you have provided certain scaled disclosure available to emerging growth companies. Please advise us if you believe you qualify as an emerging growth company. To the extent you do, please include the following disclosure in the proxy statement:

- Disclose that you are an emerging growth company;

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State, both in your proxy statement and in your next periodic or other report that you file with the Commission, your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

    In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

6. We note your use of various industry and scientific statistics throughout the proxy statement. For example, on page 116, you have disclosure that "ES has participated in 80% of the high rise building projects in South Florida…" Where such information is based upon management's belief, please indicate that this is the case and also provide an explanation for the basis of your belief. If this information is based upon other sources please provide us with copies of these sources clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing.

Summary of the Material Terms of the Merger, page 1

7. Please disclose that public shareholders may elect to convert their shares for cash, including the pro rata portion of the trust account that shareholders will receive for each share redeemed.

8. We note that Tecnoglass Holding may terminate the agreement if Andina does not have cash on hand of at least $33.5 million after paying converting shareholders. Please also disclose that the merger may only be consummated if holders of no more than 3,674,999 of the public shares demand conversion. Please also disclose here and elsewhere as appropriate the maximum number of shares that can be converted so that Andina continues to have cash on hand of at least $33.5 million.

9. Please quantify here and elsewhere as appropriate the consideration that will be paid to the Tecnoglass Holding shareholders.

Questions and Answers About the Proposals, page 3

10. Under an appropriate heading or question, please disclose the vote required to approve of each of the proposals that will be considered at the extraordinary meeting.

Q: How will Andina's initial stockholders vote in connection with the merger proposal?, page 5

11. Please disclose the number of public shares that must vote in favor of the merger proposal for it to be approved.

Q: Do I have conversion rights?, page 5

12. We note that Andina's initial shareholders would not participate in the liquidation of the trust account, and that the public shareholders would be entitled to a full pro rata share. Please clarify whether, in determining the pro rata portion of the trust account for purposes of determining the amount payable to shareholders who seek conversion, the shares held by the initial shareholders will also be excluded.

Q: What happens if the merger is not consummated?, page 7

13. We note your disclosure stating that in the event that you liquidate the trust account, holders that voted in favor or the merger will receive less than holders that voted against the merger. Please explain the basis for the discrepancy in the amount paid, whether this is pursuant to your articles of association or otherwise.

Summary of the Proxy Statement, page 10

14. Please consider including a diagram of the ownership structure of the company following consummation of the merger. Please explain any assumptions made with respect to the number of shareholders who elect to convert their shares into cash.

15. Please disclose which proposals are conditioned on the approval of other proposals that will be considered at the extraordinary general meeting, here and elsewhere in the proxy statement as appropriate.

16. Please explain why you are putting forth the fourth proposal being considered at the Extraordinary General Meeting, and disclose what matters other than the name change and removal of inapplicable provisions would be incorporated into the amendment and restatement of the seconded amended and restated charter. We note that your second proposal seeks to amend the memorandum and articles of association to change your name and the third proposal amends your memorandum and articles of association to delete provisions that are no longer applicable following the merger. It is unclear why an additional proposal (the fourth) is necessary to delete the amended articles of association in its entirety and replace it with a third amended and restated memorandum and articles of association.

Tecnoglass and ES, page 11

17. Please revise your disclosure here and elsewhere as appropriate to explain the relationship of Tecnoglass and ES.

The Merger Proposal, page 12

18. Please disclose that your board of directors determined the fair market value of Tecnoglass and ES without seeking a third-party valuation.

Note Convertibility Proposal, page 14

19. We note your disclosure that officers, directors, initial shareholders and their affiliates may loan additional funds to Andina "in order to fund Andina's pre-merger activities." Please clarify whether this would include providing additional cash to Andina to ensure that the cash condition to the merger is met, particularly in the event that Andina must use cash to satisfy conversion elections by Andina public shareholders.

Conversion Rights, page 17

20. In the fifth paragraph, please clarify, if true, that you are referring to the consideration payable under conversion rights for any holder of public shares. We note disclosure in the first paragraph that public shareholders may seek to convert their shares regardless of whether they vote for or against the merger. Similarly, in the seventh paragraph, you discuss

the liquidation rights of holders of public shares who vote in favor of the merger. Please clarify whether public holders who vote against the merger may do so without also exercising conversion rights, and if so, whether they and other public shareholders who may have abstained from voting would also be entitled to a full pro rata share of the trust upon liquidation.

Risk Factors, page 30

21. Please revise each subheading to ensure it reflects the risk that you discuss in the text. Many of your subheadings either merely state a fact about your business or describe an event that may occur in the future. For example, we note that your risk factor subheadings simply stating that "Tecnoglass Holding is subject to regional and national economic conditions" or "Tecnoglass Holding is subject to fluctuations in the prices of its raw materials." Please review your risk factor section and revise all subheadings as necessary.

22. Please revise your risk factors to explain how the material risks discussed are specific to your company. For example, your risk factors cite general risks such as fluctuations in raw materials, changes in the home building industry, equipment failures and fluctuation in the new construction industry but you do not explain how these risks have historically impacted or may impact your specific operations. Please revise your risk factors throughout this section accordingly.

Subject to the consummation of the merger, Tecnoglass Holding may be required . . . , page 35

23. Please disclose whether there is any specific write-down, write-off, restructuring or impairment charge that you anticipate will occur prior to consummation of the merger and that may have a material effect on your financial condition or results of operations.

Nasdaq may delist Andina's ordinary shares and warrants from quotation on its exchange . . ., page 40

24. We note that you requested a hearing to appeal Nasdaq's determination that you are not in compliance with the Minimum Public Holders Rule. Please explain the potential risks to consummation of the merger if Nasdaq delists your securities.

Background of the Merger, page 55

25. On page 56 you disclose that during January 2013 Ms. Byorum reviewed certain summary information from Correval concerning Tecnoglass Holding. Please tell us whether the summary information was materially related to the transaction. Please note that if a report, opinion or appraisal materially related to the transaction has been received from an outside party and is referred to in the proxy statement, your disclosure must provide the information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal. See Item 14(b)(6) of Schedule 14A.

26. Please explain the specific improvement in Tecnoglass Holding's business prospects that resulted in Andina's offering increased consideration on April 8, 2013, as disclosed on page 56.

27. Please provide expanded disclosure regarding the negotiations of the material terms of the merger agreement. We note that your discussion states that throughout the negotiations the parties discussed "certain terms" and "various provisions" but you do not specifically describe the terms and the positions taken by the parties involved in the meetings or describe why the board ultimately agreed on the material terms of the agreement.

28. Please explain what was discussed at the August 15, 2013 meeting of Andina's board of directors, including the discussion of the search for a merger candidate, the "dynamics" of the Tecnoglass transaction and the "considerable review and discussion" that led to the board's recommendation of the merger agreement.

Andina's Board of Directors' Reasons for Approval of the Merger, page 57

29. Please expand your disclosure in this section to discuss the specifics of certain factors considered by the board such as the "significant investment" that would increase bonding capacity and the "strong backlog." We note for example the discussion of the $100 million increase in post-transaction bonding capacity that is included in your exhibit filed with your Current Report on Form 8-K filed on September 25, 2013.

30. We note your disclosure on page 59 that Tecnoglass Holding would be the first "high-growth" Latin American-based entity to be listed on Nasdaq. Please explain the basis for this statement, including what is meant by the term "high-growth."

Projections Furnished by Tecnoglass Holding to Andina, page 60

31. We note the statement on page 60 cautioning investors "not to rely" on the projections in making a decision regarding the transaction and the language that "reliance should not be placed on the projections." While it may be acceptable to include qualifying language concerning the projections, you should not state that investors cannot rely on the disclosure. Please revise accordingly.

Comparable Company Analysis, page 62

32. Please revise to disclose the methodology and criteria used in selecting the comparable companies. Please also disclose the underlying data for each of the comparable companies that was used to calculate the equity valuation range and explain how you determined to use a 10% discount in your calculation.

Satisfaction of 80% Test, page 62

33. Please further revise your disclosure to explain how you valued Tecnoglass Holding at $243 million. For example, we note that the board used a multiple that was derived from share prices of other public companies. Please identify the other public companies used in your analysis, including the share prices used to calculate the multiples. Similarly, we note that the board also used quantitative factors in the valuation. Please describe the specific quantitative factors including how you evaluated the factors to reach the final valuation amount.

Unaudited Pro Forma Condensed Combined Financial Statements, page 74

34. We note that Tecnoglass and ES will combine prior to consummating the merger with Andina. In order to accurately reflect this in your pro forma financial information, please revise your tabular disclosure to add a column which shows the merger of Tecnoglass and ES with appropriate pro forma adjustments prior to showing the merger with Andina.

Executive Officer and Director Compensation, page 100

Executive Officer and Director Compensation of Tecnoglass and ES, page 100

35. Please explain why you believe it is appropriate to provide combined disclosure pursuant to Item 402 of Regulation S-K for Tecnoglass and ES.

The Note Convertibility Proposal, page 104

36. It appears that a vote for this proposal would approve both the conversion of the promissory note issued to the A. Lorne Weil 2006 Irrevocable Trust-Family Investment Trust as well as the conversion of any future notes issued to directors, executive officers or initial shareholders. Please advise whether you intend to obtain additional loans prior to the closing of the merger, and, if so with whom, for what purpose, and in what amount. Please also disclose the total number of warrants which could be issued pursuant to the Note Convertibility Proposal.

Business of Tecnoglass and ES, page 116

37. Please revise this section to describe the relationship between Tecnoglass and ES, including, for example, overlaps in management, the percentage of materials that ES receives from Tecnoglass, whether the companies have an overlapping customer base, and any coordination in the development and pricing of products. Please also explain why it is appropriate to present combined disclosure for these companies, such as the information given under the heading "Geographic Market" on page 117 or the disclosure under Strategy on page 119.

38. We note the discussion of various commercial and strategic allies on pages 116 – 117. Please explain the extent of such alliances, including, for example, whether ES has entered into exclusivity arrangements with such companies. Please also explain the business of the companies discussed in this section, whether they act as distributors for ES products, or otherwise.

39. We note that you have listed a number of well-known projects completed by certain of the strategic allies. Please advise whether any ES products were used in the projects disclosed in this section. To the extent they were not, please make this clear in your disclosure.

Legal Proceedings, page 124

40. Please identify the name of the court in which the civil action against Tecnoglass is pending.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Tecnoglass and ES, page 127

Results of Operations, pages 127 and 134

41. Please revise your discussion in these sections to identify the business reasons for changes in your results of operations year-over-year, including but not limited to revenues and costs of sales, and quantify the incremental impact of each business reason on the overall change, where practicable. For example, we note your disclosure on page 128 that the increase in net operating revenues was due to new products and strategic alliances, but the specific actions or reasons, such as certain new contracts or the particular new products, and their proportionate impact on the increase in revenues, is not identified. Please revise your disclosure so that it not only identifies the factor(s) leading to the change in line items, but also analyzes the reasons underlying the changes when the reasons are material and determinable, and quantify the impact of these reasons where practicable. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Operating Activities, pages 130 and 135

42. Please provide a more robust discussion of the factors that impacted operating cash flows during each period. Please specifically address the impact of and reasons for changes in working capital items.

Critical Accounting Policies, pages 130 and 136

43. Please revise your disclosures to supplement, not duplicate, the description of accounting policies that are disclosed in the notes to your financial statements. Your disclosure here should provide greater insight into the quality and variability of information regarding financial condition and operating performance. For example, you should discuss events and circumstances which would trigger impairment testing, the judgment utilized in determining

your allowance for doubtful accounts and the factors involved in recognizing revenues. Please note these are suggestions and this is not intended to be an exhaustive list. Please refer to the SEC's Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations [Release Nos. 33-8350, 34-48960, FR-72]

Tecnoglass S.A.

General

44. Please disclose the date through which subsequent events have been evaluated. Please refer to ASC Topic 855-10-50.

45. We note the overview of your business beginning on page 116. Please revise your filing to provide product and geographical information as required by ASC Topic 280-10-50-40 &41.

Balance Sheet, pages FS-4 and FS-21

46. Please revise your balance sheets to comply with the requirement of Rule 5-02 of Regulation S-X. In this regard, we note that you have not separately stated receivables from customers or allowances for doubtful accounts and you have not separately disclosed receivables from and payables to related parties.

Statements of income and comprehensive income, pages FS-5 and FS-22

47. Please revise your statement to include items which make up comprehensive income.

48. Given the significance of your related party transactions, please revise your statement of income to include related party amounts on the face of your income statement. Please refer to Rule 4-08 of Regulation S-X.

Statement of Cash Flow, pages FS-7 and FS-24

49. Please tell us whether your presentation of changes in financial liabilities under cash flow from financing activities is shown as a net movement. If so, please demonstrate to us how you have determined that netting borrowings/payments under loans payable is appropriate under ASC Topic 230 or revise your filing if appropriate.

Note 2 – Summary of Significant Accounting Policies, pages FS-9 and FS-28

Functional Currency and Translation of Financial Statements, pages FS-9 and FS-28

50. Please explain how you have determined that the US Dollar is your functional currency. It appears that the Columbian peso is your functional currency while the US Dollar is the

reporting currency. Please refer to ASC Topic 830-10-45 and revise your disclosures as appropriate.

Capital Leases, pages FS-11 and FS-29

51. Please tell us how you determined the depreciation rate for equipment at 10% and vehicles at 5% is appropriate. In your response, please also address what your typical lease terms are and how this impacts your depreciation rate.

Recognition of Revenues, Costs and Expenses, page FS-31

52. Please revise your filing and demonstrate to us how your revenue recognition policy complies with the requirements of SAB Topic 13.

Note 3 – Transactions executed in foreign currency, page FS-33

53. Please enhance your disclosure to explain the relevance of the information provided in this tabular presentation.

Note 8 – Financial Liabilities, page FS-16
Note 9 – Financial Liabilities, page FS-35

54. Please revise your filing to indicate whether your financial obligations contain covenants and if so, define such covenants. If appropriate, also disclose whether you are in compliance with such covenants at the end of each reporting period.

Note 12 – Accrued liabilities and provisions – Income Taxes, page FS-17

55. Please revise your filing to disclose your tax obligations as required by ASC Topic 740.

Note 22 – Contingencies, page FS-41

56. We note your disclosure on page 124 which indicates that Tecnoglass and its US subsidiary are named in a civil action for wrongful death and negligence. Please tell us why you have not provided disclosures as required under ASC Topic 450 in the notes to your financial statements or if appropriate, please provide these disclosures in your revised filing.

C.I.Energia Solar S.S. ESWindows

General

57. Please disclose the date through which subsequent events have been evaluated. Please refer to ASC Topic 855-10-50.

58. We note the overview of your business beginning on page 116. Please revise your filing to provide product and geographical information as required by ASC Topic 280.

Balance Sheet, pages FS-43 and FS-60

59. Please revise your balance sheets to comply with the requirement of Rule 5-02 of Regulation S-X. In this regard, we note that you have not separately stated receivables from customers or allowances for doubtful accounts and you have not separately disclosed receivables from and payables to related parties.

Statements of income and comprehensive income, pages FS-44 and FS- 61

60. Please revise your statement to include items which make up comprehensive income.

61. Given the significance of your related party transactions, please revise your statement of income to include related party amounts on the face of your income statement. Please refer to Rule 4-08 of Regulation S-X.

Note 2 – Summary of Significant Accounting Policies, pages FS-49 and FS-67

Functional Currency and Translation of Financial Statements, pages FS-49 and FS-67

62. Please explain how you have determined that the US Dollar is your functional currency. It appears that the Columbian pesos are your functional currency while the US Dollar is the reporting currency. Please refer to ASC Topic 830-10-45 and revise your disclosures as appropriate.

Capital Leases, pages FS-50 and FS-68

63. Please tell us how you determined the depreciation rate for equipment at 10% and vehicles at 5% is appropriate. In your response, please also address what your typical lease terms are and how this impacts your depreciation rate.

Recognition of Revenues, Costs and Expenses, pages FS-51 and FS-70

64. If appropriate, please revise your filing to discuss revenue recognition policies for arrangements where you earn revenue from transactions which are not accounted for under percentage of completion accounting. Please also revise your disclosure to address whether you have recorded any material provisions for losses on uncompleted contracts. In addition, please revise your balance sheet, as appropriate, to include line items for billed or unbilled amounts related to percentage of completion revenue recognition as required by Rule 5-02 of Regulation S-X.

Note 6 – Investments, page FS-55
Note 7 – Investments, page FS-74

65. Please revise your filing to disclose and discuss what "investment on shares" relates to and how it was accounted for.

Note 8 – Financial Liabilities, page FS-56
Note 9 – Financial Liabilities, page FS-74

66. Please revise your filing to indicate whether your financial obligations contain covenants and if so, define such covenants. If appropriate, also disclose whether you are in compliance with such covenants at the end of each reporting period.

Note 10 – Accounts Payable and Accrued Expenses, page FS-76

67. Given the significance of other current payables, please revise your filing to disclose the significant items which make up 'other.'

Note 11 – Taxes Payable, page FS-76

68. Please revise your filing to disclose your tax obligations as required by ASC Topic 740.

Proxy Card

69. Please mark the proxy card as "preliminary" until the time that you file a definitive proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker, Staff Accountant, at 202-551-3732 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Jeffrey M. Gallant, Esq. (*via E-mail*)
        Graubard Miller